Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-203074

July 25, 2017

Crown Castle International Corp.

$750,000,000 3.200% Senior Notes due 2024

$1,000,000,000 3.650% Senior Notes due 2027

July 25, 2017

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated July 25, 2017, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 27, 2015 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	3.200% Senior Notes due 2024 (the “2024 Notes”) 3.650% Senior Notes due 2027 (the “2027 Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Negative) / BBB- (Stable) / BBB- (Stable)

Distribution:	SEC-registered

Aggregate Principal Amount:	2024 Notes: $750,000,000 2027 Notes: $1,000,000,000

Gross Proceeds:	2024 Notes: $747,907,500 2027 Notes: $999,300,000

Maturity Date:	2024 Notes: September 1, 2024 2027 Notes: September 1, 2027

Coupon:	2024 Notes: 3.200% 2027 Notes: 3.650%

Benchmark Treasury:	2024 Notes: 2.000% due June 30, 2024 2027 Notes: 2.375% due May 15, 2027

Benchmark Treasury Price and Yield:	2024 Notes: 99-02+; 2.144% 2027 Notes: 100-13; 2.328%

Spread to Benchmark Treasury:	2024 Notes: T + 110 basis points 2027 Notes: T + 133 basis points

Price to Public:	2024 Notes: 99.721% of principal amount 2027 Notes: 99.930% of principal amount

Yield to Maturity:	2024 Notes: 3.244% 2027 Notes: 3.658%

Interest Payment Dates:	2024 Notes: March 1 and September 1, commencing March 1, 2018 2027 Notes: March 1 and September 1, commencing March 1, 2018

Record Dates:	2024 Notes: February 15 and August 15 2027 Notes: February 15 and August 15

Make-Whole Call:

2024 Notes: Prior to July 1, 2024 (two months prior to the maturity date of the
2024 Notes), at greater of par and make-whole at discount rate of Treasury plus
20 basis points

2027 Notes: Prior to June 1, 2027 (three months prior to the maturity date of the
2027 Notes), at greater of par and make-whole at discount rate of Treasury plus
20 basis points

Par Call:

2024 Notes: At any time on or after July 1, 2024 (two months prior to the maturity date of the 2024 Notes)

2027 Notes: At any time on or after June 1, 2027 (three months prior to the maturity date of the 2027 Notes)

Special Mandatory Redemption:	If the proposed Lightower Acquisition is not consummated on or prior to June 29,
2018 or if the Merger Agreement is terminated any time prior to such date other than as a result of consummating the proposed Lightower Acquisition, then we will be required to redeem all of the outstanding notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes plus accrued and unpaid interest thereon to but excluding the special mandatory redemption date.

Trade Date:	July 25, 2017

Settlement Date:

August 1, 2017 (T+5)

We expect to deliver the notes against payment for the notes on the fifth business day following the pricing of the notes (“T+5”). Under Rule 15c6-1 of the
Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.
Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:

We expect to receive net proceeds of approximately $1.73 billion from the sale of the notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with the net proceeds from the Common Stock Offering and the Mandatory Convertible
Preferred Stock Offering and cash on hand, to finance the proposed Lightower
Acquisition and to pay related fees and expenses. If the proposed Lightower
Acquisition is not consummated on or prior to June 29, 2018 or if the Merger
Agreement is terminated any time prior to such date other than as a result of consummating the proposed Lightower Acquisition, then we expect to use the net proceeds from this offering, together with cash on hand, to redeem the notes.

CUSIP:	2024 Notes: 22822V AG6 2027 Notes: 22822V AH4

ISIN:	2024 Notes: US22822VAG68 2027 Notes: US22822VAH42

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Barclays Capital Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

TD Securities (USA) LLC

Fifth Third Securities, Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:	Citizens Capital Markets, Inc. Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC (toll-free) at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated (toll-free) at 1-800-294-1322, Barclays Capital Inc. (toll-free) at 1-888-603-5847, Mizuho Securities USA LLC (toll-free) at 1-866-271-7403 or RBC Capital Markets, LLC (toll-free) at 1-866-375-6829.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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